Exhibit 99.1

Corporación América Airports S.A. Reports September 2021 Passenger Traffic

Total passenger traffic improved sequentially and declined 47.7% when compared to September 2019.
Cargo volume stood at 87% of September 2019 levels.

LUXEMBOURG--(BUSINESS WIRE)--October 18, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 227.8% YoY increase in passenger traffic in September 2021, and a 47.7% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Sep'21	Sep'20	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	2,333	583	300.5%	14,005	11,437	22.5%
International Passengers (thousands)	928	282	229.6%	5,076	6,203	-18.2%
Transit Passengers (thousands)	462	271	70.1%	3,366	2,469	36.3%
Total Passengers (thousands)	3,723	1,136	227.8%	22,447	20,108	11.6%
Cargo Volume (thousand tons)	27.7	18.8	46.9%	231.9	183.5	26.4%
Total Aircraft Movements (thousands)	47.8	22.9	109.1%	335.1	267.1	25.5%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Sep'21	Sep'19(1)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	2,333	3,979	-41.4%	14,005	35,463	-60.5%
International Passengers (thousands)	928	2,490	-62.7%	5,076	21,590	-76.5%
Transit Passengers (thousands)	462	652	-29.2%	3,366	6,198	-45.7%
Total Passengers (thousands)	3,723	7,122	-47.7%	22,447	63,251	-64.5%
Cargo Volume (thousand tons)	27.7	31.9	-13.1%	231.9	310.1	-25.2%
Total Aircraft Movements (thousands)	47.8	71.0	-32.7%	335.1	645.3	-48.1%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in September 2021 grew 2.3x compared to the same period of last year, driven by increases across all countries of operations, particularly in Argentina, reflecting easier comparisons due to tougher travel restrictions in the year ago period. When compared to 2019, overall passenger traffic declined 47.7%, impacted by the COVID-19 pandemic, though consistently improving from the decline of 75.7% recorded in April. International and domestic passenger traffic dropped 62.7% and 41.4%, respectively, from pre-pandemic levels of September 2019.

In Argentina, total passenger traffic increased 30.1x YoY. Against September 2019, overall passenger traffic declined 64.6%, with international passenger traffic decreasing 89.1%, impacted by tight government restrictions to international flights, including a limit of 1,700 arriving international passengers per day for most part of the month, while borders remained closed to non-resident foreigners, with limited exceptions. Domestic passenger traffic, which currently has no restrictions, declined 53.4% compared to 2019, improving sequentially from the decline of 63.3% recorded in August.

In Italy, where the recovery continued throughout the year, passenger traffic grew 87.2% YoY. Passenger traffic against September 2019 declined 47.7%, much in line with traffic levels reported in August, which benefited from the summer season in the region. International passenger traffic continued to improve sequentially, decreasing 53.7% in September 2021 against September 2019, whereas domestic traffic stood at almost 80% of pre-pandemic levels.

In Brazil, total passenger traffic was up 69.4% YoY. Compared to the same month in 2019, overall passenger traffic declined 19.7%, showing a continued improvement from the 69.1% drop posted in April 2021, reflecting better sanitary conditions in the country, advanced vaccination roll-out and increased passenger demand.

Total passenger traffic in Uruguay increased 3.9x YoY. When compared to the same month of 2019, passenger traffic was down 70.9% but continued improving sequentially, benefiting from the partial opening of borders, effective September 1. According to government announcements, starting November 1, 2021, borders will fully re-open to all foreigners who present a full vaccination certificate and a negative Covid test.

In Ecuador, passenger traffic increased 3.0x YoY. When compared to the same month of 2019, total traffic declined 20.1% in September 2021, showing a strong continued improvement since the 64.8% decline posted in April. International passenger traffic decreased 7.5%, recovering strongly from the 23.6% drop reported in August 2021 against 2019. Domestic passenger traffic, in turn, declined 32.7% against September 2019, also showing a recovery versus the 44.7% decline posted in August.

In Armenia, total passenger traffic increased 4.9x YoY. Compared to September 2019, passenger traffic continued with its positive recovery trend reaching almost 85% of pre-pandemic levels, despite lower tourism activity in the reported month.

Cargo Volume and Aircraft Movements

Cargo volume increased 46.9% YoY. When compared to September 2019, total cargo volume in September 2021 dropped 13.1% improving sequentially from the 20.5% decline in August, mainly driven by decreases in Argentina, Armenia and Brazil. Both, Uruguay and Italy reported higher cargo volume when compared to September 2019.

Aircraft movements increased 109.1% YoY. When compared to September 2019, Aircraft movements declined 32.7%, mainly as a result of a 45.0% decrease in Argentina.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)
	Sep'21	Sep'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,279	41	3,013.7%	7,684	9,062	-15.2%
Italy	451	241	87.2%	1,730	1,743	-0.8%
Brazil(2)	1,191	703	69.4%	8,138	6,046	34.6%
Uruguay	51	10	390.2%	228	558	-59.1%
Ecuador	263	65	302.0%	1,663	1,167	42.5%
Armenia	281	48	491.8%	1,705	677	151.8%
Peru	207	27	653.6%	1,299	854	52.0%
TOTAL	3,723	1,136	227.8%	22,447	20,108	11.6%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	15,370	11,416	34.6%	123,700	102,698	20.4%
Italy	1,376	1,103	24.8%	10,941	9,503	15.1%
Brazil	5,182	1,933	168.1%	45,136	24,608	83.4%
Uruguay(3)	2,303	1,988	15.8%	22,059	22,079	-0.1%
Ecuador	1,848	878	110.6%	16,237	11,872	36.8%
Armenia	1,300	1,462	-11.1%	11,661	11,382	2.5%
Peru	306	68	348.9%	2,178	1,362	60.0%
TOTAL	27,684	18,847	46.9%	231,912	183,502	26.4%
Aircraft Movements
Argentina	19,990	7,028	184.4%	150,324	123,815	21.4%
Italy	5,727	3,983	43.8%	26,378	24,803	6.4%
Brazil	11,404	7,306	56.1%	80,930	61,780	31.0%
Uruguay	1,389	686	102.5%	10,407	10,477	-0.7%
Ecuador	5,272	2,673	97.2%	39,120	29,071	34.6%
Armenia	2,347	671	249.8%	15,394	7,965	93.3%
Peru	1,642	504	225.8%	12,584	9,236	36.2%
TOTAL	47,771	22,851	109.1%	335,137	267,147	25.5%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)
	Sep'21	Sep'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,279	3,608	-64.6%	7,684	32,759	-76.5%
Italy	451	862	-47.7%	1,730	6,431	-73.1%
Brazil(2)	1,191	1,483	-19.7%	8,138	13,947	-41.6%
Uruguay	51	175	-70.9%	228	1,665	-86.3%
Ecuador	263	329	-20.1%	1,663	3,382	-50.8%
Armenia	281	332	-15.3%	1,705	2,424	-29.7%
Peru	207	332	-37.6%	1,299	2,642	-50.8%
TOTAL	3,723	7,122	-47.7%	22,447	63,251	-64.5%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	15,370	17,932	-14.3%	123,700	164,377	-24.7%
Italy	1,376	1,072	28.3%	10,941	9,567	14.4%
Brazil	5,182	5,857	-11.5%	45,136	68,362	-34.0%
Uruguay(3)	2,303	2,167	6.3%	22,059	20,983	5.1%
Ecuador	1,848	2,316	-20.2%	16,237	29,360	-44.7%
Armenia	1,300	2,091	-37.9%	11,661	13,697	-14.9%
Peru	306	431	-29.1%	2,178	3,771	-42.2%
TOTAL	27,684	31,866	-13.1%	231,912	310,116	-25.2%
Aircraft Movements
Argentina	19,990	36,327	-45.0%	150,324	338,064	-55.5%
Italy	5,727	7,931	-27.8%	26,378	61,514	-57.1%
Brazil	11,404	13,235	-13.8%	80,930	119,289	-32.2%
Uruguay	1,389	2,054	-32.4%	10,407	22,125	-53.0%
Ecuador	5,272	5,856	-10.0%	39,120	60,958	-35.8%
Armenia	2,347	2,788	-15.8%	15,394	20,424	-24.6%
Peru	1,642	2,772	-40.8%	12,584	22,937	-45.1%
TOTAL	47,771	70,963	-32.7%	335,137	645,311	-48.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716